May 2, 2005

Via U.S. Mail and Fax (801) 973-4188
Mr. Christopher Foley
Chief Financial Officer
NBO Systems, Inc.
3676 West California Avenue, Building D
Salt Lake City, UT 84104

	RE:	NBO Systems, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-33037

Dear Mr. Foley:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Item 1. Description of Business

Risk Factors, page 13

1. In a supplemental response clarify to us your discussion of states with "transactional jurisdiction" escheatment statutes.
Specifically
clarify whether the uncertainty is whether the states will enforce existing laws or whether the states will enact additional laws.

2. If existing escheatment laws might be enforced against you, explain to us how you have considered the provisions of SFAS 5.

Item 8A. Controls and Procedures

3. It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

Note A - Organization and Summary of Significant Accounting
Policies

11. Revenue Recognition

4. We note that you record the sales of third-party merchant gift certificates or gift cards at the gross amount of the sale instead of the net amount, which would be the discount that you received on the purchase from the merchant. It appears that you are just an intermediary in the transaction and that you should be recording the net amount as revenues. Please provide us with the EITF 99-19 analysis that you have performed (please note that a thorough analysis should address each of the indicators within 99-19).

5. In a supplemental response tell us how you are accounting for rebates that you have offered to your customers as an incentive to use your card programs. It appears that you are recording these rebates as a cost of revenue. Please reference the accounting literature that you are relying on in your response.

6. We note that you recognize income on breakage either at the end of the expiration date on the gift certificate or the applicable legal statute of limitation. We also note that you record and compile the total cumulative amount of breakage based on historical sales and breakage experience. In a supplemental response and in future filings tell us the definition of historical sales. Does this mean that you are calculating the total face value of the gift cards and certificates sold multiplied by the historical breakage percentage to arrive at total breakage income for the applicable period in advance of the actual expiration date? If so, please confirm and clarify this in future filings and indicate that historical sales does not represent revenues of the registrant.


Note M - Commitments and Contingencies

Litigation, page 57

7. In a supplemental response explain to us how you have assessed each of these matters in accordance with SFAS 5.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Daniel L. Gordon
							Branch Chief


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Mr. Christopher Foley
NBO Systems, Inc.
May 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE